Ex-99.1 a)

KPMG

         700 Louisiana                                    Telephone 713 319 2000
         Houston, TX 77002                                Fax:  713 319 2041





                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
 Mellon Mortgage Company:


We have examined management's assertion about Mellon Mortgage Company's (the Company) compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America's (MBA) UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS, as of and for the year ended December 31, 1998, included in the accompanying Management Assertion (Residential Mortgage Loan Servicing). Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that Mellon Mortgage Company has complied in all material respects with the aforementioned minimum servicing standards, except minimum servicing standard I.1. related to ensuring that all custodial and clearing accounts are reconciled on a monthly basis and reconciling items are cleared in a timely manner in the Denver Servicing Center, as of and for the year ended December 31, 1998, is fairly stated, in all material respects.

KPMG LLP

/s/ KPMG LLP

January 22, 1999




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